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            [ON JERRY W. POWELL COMPASS BANCSHARES, INC., LETTERHEAD]


                                 March 22, 2002


United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: Compass Bancshares, Inc.; Compass Trust III; Compass Trust IV; Registration Statement on Form S-3, Commission File No. 333-76422

Ladies and Gentlemen:

         On January 8, 2002, Compass Bancshares, Inc., Compass Trust III, and Compass Trust IV (the "Registrants") filed with the Securities and Exchange Commission (the "Commission") Registrants' Registration Statement No. 333-76422 on Form S-3 (the "Registration Statement").

         No securities have been sold in connection with the offering to which the Registration Statement relates, and the Registrants do not intend to sell any securities in connection with the offering to which the Registration Statement.

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrants hereby request that the Commission consent to the withdrawal of the Registration Statement. The Registrants further request that, upon the granting of the Commission's consent to the withdrawal of the Registration Statement, such Registration Statement be withdrawn in accordance with the provisions of Rule 477(c).


                                  Very truly yours,

                                  /s/  Jerry W. Powell

                                  Jerry W. Powell
                                  General Counsel and Secretary
                                  Compass Bancshares, Inc., Compass Trust III, and Compass Trust IV


cc:  Mr. Michael McCoy (Securities and Exchange Commission)